INVEST IN **VOLEKTRA**

Electrifying Vehicles with Magnet Free, Smart & Connected Drivetrain Platforms



DRIVE TRAIN
EV DRIVE TRAIN

www.volektra.com Utica Michigan

LEAD INVESTOR



Vikas Choudhary

I believe investing in Volektra is a wise decision that could pay off in numerous ways. Not only does it help reduce CO2 emissions, but it also gives you the opportunity to be part of a mission- and purpose-driven company that is leading the way in climate change solutions. Your investment could be paying off for both the environment and your wallet. From a pure investment perspective, I believe Volektra is an incredibly attractive option. The team, business model, market, and technology all combine to form a comprehensive solution that could bring great returns. I am particularly impressed by the unified mission and purpose of Volektra, and their commitment to achieving commercial success while also making a real impact. So join the fight against climate change by investing in Volektra today.

Invested $25,000 this round

Highlights

1. Mission Oriented Company with $2.5 Million Total Revenue in 3 years & saving 30 Metric Tons Co2/Year
2. Order book forecast of min $5M for 2023 (not guaranteed) with cash confirmed orders of $1M
3. Patent pending technology for breakthrough magnet less motor and wireless cadence sensor
4. Mission 2050- Save 4 Giga tons of CO2 and 2 Giga tons of Toxic waste (due to rare earth elements)
5. Top notch team of Ex VW/FORD/ABB/SAMSUNG/ANALOG DEVICES folks who left jobs to change status quo
6. Rare mix of Hardware/Software and Mechanical Engineers with MBAs from Kelloggs (US) & WHU (Germany)
7. Proven Execution Record - Bootstrapped the company to million dollar yearly revenue
8. Global Presence - Present in US/Germany/Poland and India - Ready to Scale

Our Team



Manish Seth Founder and CEO

2 decades-of Global Experience, led multimillion dollar development projects. Grew Volektra to 1 million dollar yearly revenue, setting up operations in 3 countries and saving 30,000 kg of CO2 every year. Built up strong team that will disrupt mobility.

> Our sales show that people need what we are making. We have strong demand and interests from many companies in either buying our product or collaborating to scale up. I have 18 years of experience in Automotive Drivetrain and in 2019 while working on a joint project of two global Automotive OEMs, I found that in addition to battery the major problem in building electric vehicles is the unavailability of right drivetrain. This is more evident in case of vehicles that fall between a bike and a car such as e -bike, tuk tuk and small 1 ton trucks. Hence, I started the company to provide the most advanced drivetrains and conversion platforms for these vehicles globally. After Covid, the phenomenon of affordable smaller electric vehicles is spreading fast across the globe and this gives us the huge opportunity.



Luis Pont Drivetrain Design Director

Worked at ABB advanced motor labs on multiple new generation motors. Highly knowledgeable on electromagnetic and electrical engineering. Invented magnet-less motor that is cheaper and better than magnet based motors.



Shom Shekhar VP - Software Development

2 decades of software experience. Built & sold query analyser software to DBS bank of Singapore. Developed AI based OS hardening system for cloud infra, Developed IOT platform for Samsung that is used in BMW, FCA and AUDI. Training next Gen of engineers.

Aleksey Skuratov Head of Embedded Systems Design

Developed Radar Systems for aerospace and Defense. Developed device for analysing Gas composition for chemical plants. Developed and produced wireless e bike hardware system.

Marek Hric CFO

Founded a Blockchain based company to tokenise real estate. More than a decade of experience in Finance and investment from 2 of top European banks

Pitch



VOLEKTRA
Silent killers
Eating the Earth
What Will Next Gen Get
POLLUTION
7 Million Deaths per Year caused by pollution due to burning of Fossil Fuels
PLANET
5 Million Deaths per Year attributed to Global Warming
POVERTY
22,000 Children Die Every Day due to Poverty
See slide 21 for Legal Disclaimer



VOLEKTRA
The World 'Moves' in a Dangerous way
6X more Pollution
Emitted by 2/3 wheelers as compared to Cars
5 TON CO2
Emitted by a Car in an Year
6 TON CO2
Generated by Production of 1 new vehicle



VOLEKTRA
There is an Urgent need to shift from
Cars to Smaller Electric Vehicles
A growing number of workers will gravitate toward smaller, more environmentally friendly forms of transport as pandemic restrictions lift and offices reopen
McKinsey Centerfor Future Mobility, 2021
To limit warming to 2 degree or less, more than 400 Million 2 and 3 wheelers need to be electrically powered by 2030
Paris Declaration on Electro Mobility, COP21



Demand for Smaller Electric vehicles will be 2 times by 2030
2022
230M
Units
41M
Units
2030
400M
Units
57M
Units
Paris Declaration on Electro-Mobility and Climate Change & Call to Action
PARIS2015



But That Leads to Another Catastrophic Problem
75%
Electric vehicles with Magnet Based Motors
50%
Bikes with Magnet Based Sensors
2000 Tons of Toxic Waste &
60Tons of CO2
Generated to Produce 1 Ton of Magnet



VOLEKTRA
Supported by
BayStartUP
EU-INDIA INNOCENTER

Democratising Sustainable Mobility



Fewer Cars, More Freedom, Cleaner Planet

World's First Magnet Free Motor that outperforms Magnet Based Motors

Synchronous - Externally Excited Machine - **SEEM**

- Patent Pending (US/India)
- Reduces Reliance on Rare Earth Minerals
- Helps Solve Supply Chain Issues
- Reduces Upfront Cost of Drivetrain
- Improves Efficiency and Reduces CO2 emission
- Highly Versatile and Modular
- Both Mid drive and In Wheel Configurations Possible



Dragon (Magnet Free) vs Other EV Motors

Most Power Dense Motor in Market

Parameter	*Volektra Dragon*	Magnet Based - Mid Mount	Magnet Based - In Wheel	Syn RM	AC Indicution Motor
Magnet Free	✔	✖	✖	✔	✔
Relative COST as compared to Magnet Based in wheel Motor	*75.00%*	90.0%	100.0%	80.0%	60.0%
Power per Kg (kW/Kg)	*2.01*	1.9	1.7	1.4	1.8
Power Density (kW/L)	*20.00*	17.0	9.0	7.0	15.0
WLTP 2 Efficiency	*89%*	less than 88%	88.00%	87.00%	86.00%
Sensorless Operation in full range	✔	✖	✖	✖	✖
Rotor Temperature Measurement	✔	✖	✖	✖	✖

Based on Internal test and research

World's First Smart Wireless E Bike Kit with Magnet Less Sensor

Smart and Connected

- Patent Pending
- Reduces Reliance on Rare Earth Minerals
- Promotes Circular Economy
- Converts any Bike into Electric in 15 min
- Converts CO2 saved into Carbon Credits
- Reduces upfront cost of going Electric
- B2C and B2B Sales model possible


Wireless Remote
Battery and Electronics
Wireless - Magnet less Sensor
Based on Internal test and research

Volektra E bike Kit vs others

2 Times Better than others at Same price point

	Volektra	EU & US Competition	Chinese Competition
Price	**EUR 650 for 50Km Range**	**EUR 800 (Pre Paid) for 30Km range**	**EUR 400-600 for 35 km range**
Ease of installation	*Easiest (due to wireless connections)*	Multiple Wire connections	Multiple Wire connections
Connected Smart App	✔	✖	✖
Over Air Updates	✔	✖	✖
IOT platform	✔	✖	✖
Range	up to 100Km	up to 30 km	up to 35 km
Mounting Flexibility	Front/Rear or in any bag	Only on handle bar	Frame
USB charging for Phone/other devices	✔	✖	◐
Smooth Ordering and delivery experience	✔	✖	✖
Control System	*Real Time Field Oriented Control*	Sine Wave Control	Sine/Square wave control
Weight	9kg	2kg	>3Kg
Antitheft	Dual lock for battery and kit	NO	NO
Assembly Location	Europe	China	China

Based on Internal test and research

Volektra Kit vs E bikes

User Metric	Volektra	Competitor - Europe	Competitor - US
Price	**EUR 650 for 50Km Range**	**EUR 2500 (Pre Paid) for 60km range**	**EUR 2800 for 70km range**
Choice of Bikes	*VAST*	Limited	Limited
Switching cost of bike	LOW (kit can be used on multiple bikes)	High	High
CO2 footprint	Lower	Higher	Higher
Circular Economy	✔	✖	✖

App	✔	✔	✔
Range	up to 100Km	up to 60-150 km	up to 70km
Swapable battery	✔	✖	✔

Based on Internet test and research

Modular and Scalable with Multiple Revenue Streams



Motors
Electronics and Communication
Controllers
Add Axle and Battery
E-Axle, Battery & Software
3Wheeler Conversion Kit
Add Battery and Mounts
Battery, Mounts & Software
E-Bike Conversion Kit
Core Products for New Vehicles
Integrated Products
Conversion Platforms for Existing Vehicles

Enterprise Level Back End with AI Powered OS hardening

- Automatic Firmware Builds
- Automatic App builds
- OS hardeneing via proprietary AI powered hardening tool
- Scalable and enterprise Grade Security



KEYCLOAK

Revenue Growth - 148X 2022-2026



in $ Millions
148.18x
Magnet Free System Implementation
E - Tuk Tuk Kit
E Bike kit
E Rickshaw Drivetrain
E-Tuk Tuk Drivetrain
Royalty and Tech Fee
Total Revenue
E Tuk Tuk Kit
E Bike Kit
E -Rickshaw Drivetrain
E-Tuk Tuk Drivetrain
E - Scooter (Vespa Type) Drivetrain
Royalty and Tech
Equipment and Machines
2022
2023
2024
2025
2026

Forward looking Projections are Estimates and not Guarantees

An Ounce of Execution is Better than Tons of Theory

Revenue 2022	Orders for 2023 (Confirmed plus Projected)
$1M	$5.0M ▲ 500%

Patents Pending	Total Vehicles Converted	GHG REDUCTION/Year
5	15,000	30,000 kg

Forward looking projections are Estimates based on orders and not guaranteed till booked

With Strong Competitive Advantages

Both Legal and Strategic

Patent Protected
Our products are Patent Pending and have registered and pending trademarks

Tech Enabled Products
E-Bike Kits is worlds 1st wireless bike with proprietary hardware and software

Integrated Software and Hardware
Our Software is deployed on Our Hardware Everything just works

Vertically Integrated
We own the key hardware items and produce them ourselves - NO PATCHY Systems. Lower Dependency. Strong Competitive MOAT

Top Tier Team
Global team with strong Execution record

Exclusive Manufacturing Access
Manufacturing unit worth $2M provides capacity MOAT

We are Present in all Key Regions - Ready to Scale


VOLEKTRA
THU
Poland
VOLEKTRA
VOLEKTRA
VOLEKTRA

90+ years of combined experience in Automotive/Electronics and Software


TATA MOTORS
Kellogg
WHU
ERSTE
SAMSUNG
MANISH SETH
Founder & CEO
15 years Automotive Exp
Btech, MBA
MAREK HRIC
CFO
fintech Experience
SOM SHEKHAR
VP - Software Development
ALEKSEY SKURATOV
Chief Developer - Embedded System
OPEL
SKODA
ABB
LUIS PONT
Head of Drive Design
- Motors and Controllers
GAURAV MEHRA
Head of Sales - India
WERONIKA RADTKE
EU Sales and
Administration
BOSCH
PRASHANT KATKE
Head - Program Management

Supplemented with 100+ Years of Automotive, Battery and Semiconductor Experience


THU
phocos
Ford
zyanza
pSemi
ANALOG DEVICES
PROF. DR. WALTER COMMERELL
Chief Engineering Advisor - Electric
Chairman of Supervisory board, Phocos AG, Ulm (Germany)
Professor at University Ulm, Drivetrain Systems and Energy Storage
DR. THOMAS SCHMITZ
Chief Engineering Advisor - Chassis
Professor at University Ulm, Automotive Engineering
Global Suspension Manager - Ford
PhD Mechatronics
JURAJ HRIC
Chief Software Advisor - Blockchain
Assistant Professor at University of New South Wales, Financial Technology
Managing Director at ZYANZA
20 years of experience in finance and technology
Vikas Choudhary
Vice President - PSemi, Murata Company/Battery and Electronics Head - Analog Devices
20 Years of Global Experience in Electronics Industry

Recieving Substantial Media and Community Attention


VOLEKTRA
EU-India InnoCenter brings 20 Innovative Tech Startups who jointly raised over EUR 500M, to scale in India
Tue das, woran du wirklich glaubst
businessline.
Auto Ignition in pact with Germany's Volektra for advanced EV powertrain systems

Our 2023 Journey with Your Money

Disclaimer - Revenue Projections are Estimates based on order book and not Guaranteed till booked


We Funder Campaign
Q1: Magnet Free Drivetrain
Complete testing in Lab conditions
Q1 - E-Bike - Deliver first 50 orders
Complete App and IOT integration
Q2 - Complete Grant process
Grant for Magnet Free drivetrain
Q2: Magnet Free Drivetrain
Complete A Sample
Q2: E-Bike
Start Small Volume production for Series customers
Q2 - E-Ape Kit
Complete Certification of Kit for E-Ape in Europe and India
Q3 - Gen 1 Products
Deliver business plan revenue from Gen 1 Products
Q4 - Series A Round
Raise Institutional funds for growth
Q4 - Revenue
Deliver targeted sales by end of Q4

Downloads

Volektra Pitch deck WF-24-01.pdf